
09011313

Annual Report

2008


Voice
Mobility®

www.voicemobility.com
info@voicemobility.com

Voice Mobility

CEO's Letter



To Our Shareholders

2008 was a year of growth and revitalization for Voice Mobility. Our fundamental shift to a solutions provider with a distribution channel has begun to bear fruit. The company moved forward on a number of fronts. The number of certified resellers and referral partners increased and the quality of our partners has increased during the year. The number of qualified deals in our sales funnel has increased and the Voice Mobility brand is now on the radar within our industry. While the company focused its efforts to increase revenue, customers and partners during the year, we also reduced operating expenses and built new technology partners. We believe that the company has identified an unfulfilled market need that Voice Mobility and our partners intend to capitalize on. These are exciting times for Voice Mobility, our partners, our supporters and our team of dedicated employees.

Vision: Voicemail Replacement and Flexible Unified Communication Solutions

The unified communications market has been in transition since late in the technology boom. It is a solution that has been difficult to define and overly complicated for users and businesses to appreciate. With our single focus on the unified communications market, we identified a requirement to simplify our product line and ensure that the Voice Mobility solutions matched an identified and real market. If you look at our product line today you will see the UCN 250 and the Vmerge products, each having their own distinct characteristics and strengths when matched to market needs.

The UCN 250 solution is for the voicemail replacement market. Its key attributes are:

- Octel cloning at all levels
- Migration of messages, greetings and settings from Octel legacy systems
- Unlimited application mailboxes
- UM capabilities
- Growth to over 6,000 ports / 1.5 million users
- Integration to all major PBXs in the market
- Software solution (hardware is at customer's discretion)

The Vmerge solution is for the unified communications markets demanding tighter IT and desktop integration. Its key attributes can be summarized as:

- Unified Messaging
- Speech enabled
- Mobility applications
- Personal assistant
- Desktop client
- Presence / Instant Messaging
- Collaboration with existing CRM and email tools

At Voice Mobility, we believe that the companies that can remain nimble and address the collaborative requirements of the business and campus environments will lead the unified communications market. Our partners and our customers have recognized the value in Voice Mobility's solutions.


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Strategy: Channel and Partner Development

Voice Mobility's certified resellers and referral partners have enabled the company to move from a technology company to a solutions provider. During 2008, we leveraged our core technologies and our partners' ability to package solutions to create something unique in the market. Because Voice Mobility has built integrations to all the major switch vendors in the market, we remove the bias that inherently comes from the vendors in the unified communications market. If customers have mixed vendor environments (which most do as a result of acquisitions, consolidations, technology roll-over, etc), vendors want to move the entire organization to their products. Voice Mobility also offers Linux based solutions and Microsoft based solutions. The Voice Mobility solutions are unique and management anticipates they will continue to gain industry market share and mindshare. We are proud of our solutions and the strong team we have assemble to distribute them.

Advancing the Voice Mobility Brand

During 2008, Voice Mobility continued to focus on the growth of the Voice Mobility brand in the enterprise and campus markets. We exhibited at a number of industry recognized shows, including Voicecon, ACUTA, ITPX, UC Summit and INNAU. We began to spread our solutions to the consultant community and our technology partners. We increased the size of our channel management team who attract and secure new reseller and referral partners. We were accepted as the singular unified communication solution by Google Apps. Their enterprise and campus focus allows Voice Mobility to position our solutions to new Google Apps customers and vice versa. We believe the demand for hosted solutions will continue to grow as the market transitions through these tough economic times. Business leaders will be looking for simple, price effective solutions that Voice Mobility may provide.

Execution: Staying Committed to the Plan

Since the company announced its entry into the enterprise market almost 2 years ago, we have had to defend our plan and rightly so. This change in focus was a big feat. But the Voice Mobility team believed that unless the change was made, the company would not survive. We moved from dealing with a single vendor, waiting for the hosted market to materialize to an enterprise player with a certified distribution channel. 2008 was the year we started to see the fruit of our efforts. We topped 20 resellers and referral partners and we had installations and trials in a number of campus and business labs.

We continue to believe that the solutions Voice Mobility has created over the span of 10 years in the industry are unique. We will continue to push ourselves and our partners. We will continue to seek out the best in class technologies to add to our solutions and we intend to lead the market. Voice Mobility has the advantage of being small and nimble. This has allowed us to move into new market opportunities.

Again, as we did in 2007, we intend to build on our momentum and build a strong, successful company. On behalf of the Board of Directors and the entire Voice Mobility team, I would like to acknowledge and thank Voice Mobility's employees and shareholders for their continued support.

Randy Buchamer
Chief Executive Officer

Table of Contents


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Management's Discussions and Analysis

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements which are not purely historical and include any statements regarding beliefs, plans, expectations, or intentions, including statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" in our annual report on Form 10-K, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

OVERVIEW

You should read the following discussion of our financial condition and results of operations together with the consolidated audited financial statements and the notes to the consolidated audited financial statements included elsewhere in this report.

We are engaged in the development and sales and marketing of unified voice messaging software through our wholly-owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. Our enhanced messaging software suite allows for legacy voice-mail replacement and incremental offerings such as real time call connect, voice-mail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium.

During the year ended December 31, 2008, we continued the shift of our sales model from a direct sales model to a channel partner model. A channel partner is a party who will purchase our product for resale to telecommunication companies. This fundamentally shifted the way our company was structured. Instead of selling and supporting the customer directly, we intend to utilize the channel partner to conduct the sales and support activities for our enhanced messaging software. This shift in our structure allows us to reduce expenses in the areas of support and training. This allowed us to stretch the funds we received through equity and debt financing to execute on our business plan.


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Results of Operations for the fiscal years ended December 31, 2008 and December 31, 2007

Sales

Sales for the fiscal year ended December 31, 2008 were $469,793 compared to sales of $245,206 for the fiscal year ended December 31, 2007, representing a 92% increase. Sales for the fiscal year ended December 31, 2008 were from support services, product license sales, hardware and software product sales and installation and training services. Sales to Avaya comprised 15% of revenue and sales to four customers comprised 65% of revenue for the fiscal year ended December 31, 2008. Sales for the fiscal year ended December 31, 2007 were from technical training and support services provided to Avaya, product license sales, hardware product sales and training services. Sales to Avaya comprised 88% of revenue and sales to three customers comprised 12% of revenue for the fiscal year ended December 31, 2007. For the fiscal years ended December 31, 2008 and 2007, we derived 100% of our sales from our Canadian operations.

We continue to shift our sales approach from direct sales to sales through channel partners. During the fiscal year ended December 31, 2008, our focus was to establish and develop a relationship with a channel partner that would provide us with opportunities for sales to Tier I telecommunication companies and small and medium size business enterprises.

Cost of Sales

Cost of sales were $232,188 and $24,807 for the fiscal years ended December 31, 2008 and 2007 respectively. Cost of sales for the fiscal year ended December 31, 2008 were related to hardware and software costs as well as costs incurred while providing support services. Cost of sales for the fiscal year ended December 31, 2007 were related to hardware and software costs as well as costs incurred while providing support services and training.

Operating Expenses

Total operating costs for the year ended December 31, 2008 were $2,797,283 compared to $2,785,095 for the previous year. The increase in total costs of $12,188, was primarily attributable to decreases in stock-based compensation expenses of approximately $191,000, professional fees of approximately $134,000, development costs of approximately $63,000 and change in gain on disposal of property and equipment of approximately $58,000. There were corresponding increases in salaries of approximately $122,000, travel expenses of approximately $76,000, bad debts expense of approximately $34,000, consulting fees of approximately $29,000, tradeshow costs of approximately $18,000, bank charges of approximately $14,000, regulatory fees of approximately $12,000, rent expenses of approximately $9,000, telecommunication costs of approximately $9,000, meals and entertainment expenses of approximately $7,000, promotional expenses of approximately $5,000, office expenses of approximately $4,000, courier and freight costs of approximately $4,000, dues and subscription expenses of approximately $3,000 and insurance costs of approximately $2,000.

Sales and Marketing

Our sales and marketing costs consist primarily of stock-based compensation, personnel, advertising, promotions, public relations and business development. Total costs were $1,216,691 and $715,564 for the fiscal years ended December 31, 2008 and December 31, 2007, respectively, representing an increase of $501,127 or 70%. The increase was primarily attributable to an increase in salaries of approximately $305,000, travel costs of approximately $98,000, consulting fees of approximately $62,000, meals and entertainment of approximately $18,000 and tradeshow costs of approximately $18,000.

Research and Development

Our research and development costs consist primarily of development costs, stock-based compensation, personnel, data and voice transmission, and related facility costs. Our research and development costs were $632,043 and $898,721 for the fiscal years ended December 31, 2008 and 2007, respectively, representing a decrease of $266,678 or 30%. The decrease was primarily due to a decrease in salaries of approximately $148,000, development costs of approximately $63,000 and stock-based compensation expenses of approximately $57,000.

General and Administrative

Our general and administrative costs consist primarily of stock-based compensation, personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $948,549 and $1,170,810 for the fiscal years ended December 31, 2008 and 2007, respectively, representing a decrease of $222,261 or 19%. The decrease was primarily attributed to decreases in professional fees of approximately $135,000, stock-based compensation expenses of approximately $118,000, salaries of approximately $34,000, consulting fees of approximately $33,000 and travel costs of approximately $20,000. There were corresponding increases in the change in gain on disposal of property and equipment of approximately $58,000, bad debts of approximately $34,000, bank charges of approximately $14,000, regulatory fees of approximately $12,000, rent expenses of approximately $3,000 and insurance costs of approximately $2,000.

Interest Expense

Our interest expense was $880,302 and $877,703 for the fiscal years ended December 31, 2008 and 2007 respectively. The interest expense for the fiscal year ended December 31, 2008 includes the amortization of the debt discount on the Series C and D notes of $11,935 (Cdn$12,645), the amortization of the 15% repayment premium of the Series D note of $1,848 (Cdn$1,961) issued in September 2003 and the amortization of the deferred charges relating to our debt restructuring transaction in September 2005 of $198,185 (Cdn$210,235). The interest expense for the fiscal year ended December 31, 2007 includes the amortization of the debt discount on the Series C and D notes of $11,823 (Cdn$12,645), the amortization of the 15% repayment premium of the Series D note of $1,833 (Cdn$1,961) issued in September 2003 and the amortization of the deferred charges relating to our debt restructuring transaction in September 2005 of $196,568 (Cdn$210,235). The remaining interest expense for the fiscal years ended December 31, 2008 and 2007 consist of the stated interest rate on the principal amount of the then outstanding notes.

Unusual Gain

Effective December 31, 2008, we entered into a settlement agreement with Aliant Telecom Inc. / Telecommunications Aliant Inc. whereby we paid $9,880 (Cdn$12,000) in cash to release any and all obligations related to a Promissory Note dated December 28, 2001 to Innovatia in the principal amount of Cdn$2,720,142; the LivingLab Agreement dated


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February 27, 2001 and March 4, 2002 and Software License Agreements dated May 23, 2000, March 1, 2001 and June 14, 2002, including any amendment and addenda.

As a result of the settlement agreement we recorded an unusual gain of $3,195,836. In addition to eliminating the promissory note payable, certain assets and liabilities related to the promissory note payable were also eliminated by the settlement agreement including deferred contract costs of $81,631, accrued liabilities of $57,223, accounts payable of $83,730 and deferred revenue of $318,685.

Income Taxes

At December 31, 2008, we had $5,417,000 United States tax net operating losses that will expire in the years 2020 through to 2028. As at December 31, 2008, we had Canadian tax non-capital losses of approximately $10,987,000 that will expire in the years 2009 through 2027. Pursuant to Section 382 of the Internal Revenue Code, use of our net operating loss carry forwards may be limited if we experience a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact our ability to utilize net operating losses and credit carry forwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2008 and 2007 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is not more likely than not.

Net Loss

Our net loss was $228,754 and $3,357,597 for the fiscal years ended December 31, 2008 and 2007 respectively. The decrease in net loss of $3,128,843, or 93%, was primarily attributable to an unusual gain on the settlement agreement with Aliant Telecom of approximately $3,196,000. We also had decreases in stock-based compensation expenses of approximately $191,000, professional fees of approximately $134,000, interest income of approximately $69,000, development costs of approximately $63,000 and gain on disposal of property and equipment of approximately $53,000. There were corresponding increases in salaries of approximately $122,000, travel expenses of approximately $76,000, bad debt expense of approximately $34,000, consulting fees of approximately $29,000, gross profits of approximately $25,000, tradeshow costs of approximately $18,000, bank charges of approximately $14,000, regulatory fees of approximately $12,000, rent expenses of approximately $9,000, telecommunication costs of approximately $9,000, meals and entertainment expenses of approximately $7,000, promotional expenses of approximately $5,000, office expenses of approximately $4,000, courier and freight costs of approximately $4,000, dues and subscription expenses of approximately $3,000 and insurance costs of approximately $2,000.

Since inception through December 31, 2008, we incurred aggregate net losses of $50.2 million. The losses were primarily incurred as a result of our focus on the development and testing of our product and the marketing of our product. We have moved our focus from the development of our product and we are now in a position to focus on the sales of our product and we believe that we will continue to incur losses until we generate sufficient revenues to cover all of our operating expenses. Because we are uncertain as to the rate at


Voice
Mobility

which telecommunications companies will replace their legacy voicemail systems with technology like our enhanced messaging product, we cannot accurately predict when we will be able to generate revenues which will exceed our ongoing operating expenses.

Results of Operations for the fiscal years ended December 31, 2007 and December 31, 2006

Sales

Sales for the fiscal year ended December 31, 2007 were $245,206 compared to sales of $94,000 for the fiscal year ended December 31, 2006, representing a 161% increase. Sales for the fiscal year ended December 31, 2007 were from technical training and support services provided to Avaya, product license sales, hardware product sales and training services. Sales to Avaya comprised 88% of revenue and sales to three customers comprise 12% of revenue for the fiscal year ended December 31, 2007. Sales for the fiscal year ended December 31, 2006 were from technical training and support services provided to Avaya and T2MCI. Sales to these two customers comprised 100% of revenue for the fiscal year ended December 31, 2006. For the fiscal year ended December 31, 2007, we derived 100% of our sales from our Canadian operations (100% for the fiscal year ended December 31, 2006).

We continue to shift our sales approach from direct sales to sales through channel partners. During the fiscal year ended December 31, 2007, our focus was to establish and develop a relationship with a channel partner that would provide us with opportunities for sales to Tier I telecommunication companies and small and medium size business enterprises.

Cost of Sales

Cost of sales were $24,807 and $26,195 for the fiscal years ended December 31, 2007 and 2006 respectively. Cost of sales for the fiscal year ended December 31, 2007 were related to hardware and software costs as well as costs incurred while providing support services and training. Cost of sales for the fiscal year ended December 31, 2006 was related to costs incurred while providing technical support and support services to Avaya and T2MCI.

Operating Expenses

Total operating costs for the year ended December 31, 2007 were $2,785,095 compared to $2,593,748 for the previous year. The increase in total costs of $191,347, or 7%, was primarily attributable to an increase in development costs of approximately $104,000, consulting fees of approximately $118,000, professional fees of approximately $100,000, travel costs of approximately $92,000, gain on disposal of property and equipment of approximately $60,000, meals and entertainment expenses of approximately $31,000, regulatory fees of approximately $13,000 and tradeshow costs of approximately $10,000. There were corresponding decreases in stock-based compensation expenses of approximately $103,000, salaries of approximately $95,000, investor relation expenses of approximately $15,000 and amortization expenses of approximately $14,000.

Sales and Marketing

Our sales and marketing costs consist primarily of stock-based compensation, personnel, advertising, promotions, public relations and business development. Total costs were $715,564 and $364,590 for the fiscal years ended December 31, 2007 and December 31, 2006, respectively, representing an increase of $350,974 or 96%. The increase was primarily attributable to an increase in consulting fees of approximately $130,000, travel costs of $89,000, salaries of approximately $69,000, meals and entertainment costs of approximately $28,000, tradeshow costs of approximately $10,000 and stock-based compensation expenses of approximately $5,000.

Research and Development

Our research and development costs consist primarily of development costs, stock-based compensation, personnel, data and voice transmission, and related facility costs. Our research and development costs were $898,721 and $921,518 for the fiscal years ended December 31, 2007 and 2006, respectively, representing a decrease of $22,797 of 2%. The decrease was primarily due to a decrease in salaries of approximately $101,000, stock-based compensation expenses of approximately $37,000. There was a corresponding increase in development costs of approximately $104,000 and consulting fees of approximately $9,000.

General and Administrative

Our general and administrative costs consist primarily of stock-based compensation, personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $1,170,810 and $1,307,640 for the fiscal years ended December 31, 2007 and 2006 respectively, representing a decrease of $136,830 or 10%. The decrease was primarily attributed to decreases in stock-based compensation expenses of approximately $70,000, salaries of approximately $63,000, consulting fees of approximately $21,000 and amortization expenses of approximately $14,000. There were also increases in professional fees of approximately $100,000 and gain on disposal of property and equipment of approximately $60,000.

Interest Expense

Our interest expense was $877,703 and $820,899 for the fiscal years ended December 31, 2007 and 2006 respectively. The interest expense for the fiscal year ended December 31, 2007 includes the amortization of the debt discount on the Series C and D notes of $11,823 (Cdn$12,645), the amortization of the 15% repayment premium of the Series D note of $1,833 (Cdn$1,961) issued in September 2003 and the amortization of the deferred charges relating to our debt restructuring transaction in September 2005 of $196,568 (Cdn$210,235). The interest expense for the fiscal year ended December 31, 2006 includes the amortization of the debt discount on the Series C and D notes of $11,161 (Cdn$12,645), the amortization of the 15% repayment premium of the Series D note of $1,731 (Cdn$1,961) issued in September 2003 and the amortization of the deferred charges relating to our debt restructuring transaction in September 2005 of $185,561 (Cdn$210,235). The remaining interest expense for the fiscal years ended December 31, 2007 and 2006 consist of the stated interest rate on the principal amount of the then outstanding notes.

Income Taxes

At December 31, 2007, we had $5,592,000 United States tax net operating losses that will expire in the years 2019 through to 2027. As at December 31, 2007, we had Canadian tax non-capital losses of approximately $22,704,000 that will expire in the years 2008 through 2027. Pursuant to Section 382 of the Internal Revenue Code, use of our net operating loss carry forwards may be limited if we experience a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact our ability to


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utilize net operating losses and credit carry forwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2007 and 2006 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

Net Loss

Our net loss was $3,357,597 and $3,304,275 for the fiscal years ended December 31, 2007 and 2006 respectively. The increase in net loss of $53,322, or 2%, was primarily attributable to an increase in gross profits of approximately $153,000, development costs of approximately $104,000, consulting fees of approximately $118,000, professional fees of approximately $100,000, travel costs of approximately $92,000, gain on disposal of property and equipment of approximately $60,000, meals and entertainment expenses of approximately $31,000, regulatory fees of approximately $13,000 and tradeshow costs of approximately $10,000. There were corresponding decreases in stock-based compensation expenses of approximately $103,000, salaries of approximately $95,000, investor relation expenses of approximately $15,000 and amortization expenses of approximately $14,000.

Since inception through December 31, 2007, we incurred aggregate net losses of $50 million. The losses were primarily incurred as a result of our focus on the development and testing of our product and the marketing of our product. We have moved our focus from the development of our product and we are now in a position to focus on the sales of our product and we believe that we will continue to incur losses until we generate sufficient revenues to cover all of our operating expenses. Because we are uncertain as to the rate at which telecommunications companies will replace their legacy voicemail systems with technology like our enhanced messaging product, we cannot accurately predict when we will be able to generate revenues which will exceed our ongoing operating expenses.

Liquidity and Capital Resources

As of December 31, 2008, we had $74,779 in cash and cash equivalents and net working capital deficiency of $8,294,047 and as of December 31, 2007, we had $1,606,488 in cash and cash equivalents and working capital of $886,798.

Between the months of August to November 2008, we issued a series of demand promissory notes to shareholders with a maximum aggregate principal amount of $1,087,800 (Cdn$1,225,000). The demand promissory notes bears interest at prime plus 4% (prime rate at December 31, 2008 was 3.5%) and is repayable on demand. On September 24, 2008, the Company settled $217,035 (Cdn$225,000) of the demand promissory notes and paid the accrued interest of $1,260 (Cdn$1,313). As at December 31, 2008, the net principal amount outstanding was $720,033 (Cdn$877,000) and the Company had the capacity to draw an additional $100,985 (Cdn$123,000).

Operating Activities

Our operating activities resulted in net cash outflows of $2.3 million and $2.1 million for the fiscal years ended December 31, 2008 and 2007 respectively. The operating cash outflows


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for these periods resulted from investments in research and development and sales and marketing, which led to operating losses in all periods.

Investing Activities

Investing activities resulted in net cash inflows of $3,267 for the fiscal year ended December 31, 2008. During the fiscal year ended 2008, we received proceeds of $8,400 from the sale of property and equipment and spent $5,133 on property and equipment purchased during the period. Investing activities resulted in net cash outflows of $1,526 for the fiscal year ended December 31, 2007. During the fiscal year ended 2007, we received proceeds of $21,000 from the sale of property and equipment and spent $22,526 on property and equipment purchased during the period. The investing activities in fiscal 2008 and 2007 were limited due to our cash conservation plans. At December 31, 2008, we did not have any material commitments for future capital expenditures.

Financing Activities

Financing activities resulted in net cash inflows of $739,636 for the fiscal year ended December 31, 2008. During the fiscal year ended 2008, we received net proceeds of $749,516 from the issuance of a series of demand promissory notes payable and we paid $9,880 in cash in a settlement agreement with Aliant Telecom Inc.

Financing activities resulted in net cash inflows of $104,507 for the fiscal year ended December 31, 2007 from the exercise of stock options

Debt Obligations

As at December 31, 2008, we had $8,355,644 in debt obligations and accrued interest with maturity dates as follows:

	Amount outstanding as at December 31, 2008	Maturity Date
Demand promissory note	$724,152	On demand
Series C notes payable	5,176,846	December 31, 2009 (1)
Series D notes payable	617,605	December 31, 2009 (1)
Series E notes payable	744,114	December 31, 2009 (1)
Series F convertible note payable	167,639	December 31, 2009 (1)
Series G notes payable	446,814	December 31, 2009 (1)
Series H notes payable	478,474	December 31, 2009 (1)
	8,355,644	

(1) On September 19, 2005, we extended the maturity date of the Series C, D, E, F, G and H notes to December 31, 2009 and included a provision which provides for the scheduled repayment of these debts based upon a certain percentage of our earnings before interest, tax, depreciation and amortization. See note 7 to the consolidated financial statements included elsewhere in this filing.


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Settlement Agreement - Innovatia Inc. Promissory Note Payable

Effective December 31, 2008, our company entered into a settlement agreement with Aliant Telecom Inc. / Telecommunications Aliant Inc. whereby we paid $9,880 (Cdn$12,000) in cash to release any and all obligations related to a Promissory Note dated December 28, 2001 to Innovatia in the principal amount of Cdn$2,720,142; the LivingLab Agreement dated February 27, 2001 and March 4, 2002 and Software License Agreements dated May 23, 2000, March 1, 2001 and June 14, 2002, including any amendment and addenda.

As a result of the settlement agreement, our company recorded an unusual gain of $3,195,836. In addition to eliminating the promissory note payable, certain assets and liabilities related to the promissory note payable were also eliminated by the settlement agreement including deferred contract costs of $81,631, accrued liabilities of $57,223, accounts payable of $83,730 and deferred revenue of $318,685.

Trends and Uncertainties

Our ability to generate revenues in the future is dependent on when telecommunication companies will replace their legacy voicemail systems and implement new technology, like our enhanced messaging software. We cannot predict when telecommunication companies will adopt such technology and this causes some uncertainty with respect to the growth of and our ability to generate ongoing revenues.

The continued downturn in the telecommunications industry is causing some telecommunications companies to delay making any capital expenditures in connection with replacing their legacy voicemail systems. If telecommunication companies delay their capital expenditures, then the generation of our revenues could also be delayed.

Future Operations

Presently, our revenues are not sufficient to meet operating and capital expenses and we have incurred operating losses since inception, which are likely to continue for the foreseeable future. We anticipate that we will have negative cash flows during the year ended December 31, 2009. Management projects that we may require an additional $2.5 million to fund our ongoing operating expenses and working capital requirements for the next twelve months. However, if conditions change outside of management's expectations, we will need to raise additional capital. We intend to raise the capital required to satisfy our needs primarily through the sale of our equity securities or debt.

We currently anticipate that we will generate revenues in the long-term as we increase our sales and marketing activities and gain acceptance of our software from Tier 1 telecommunications companies and small and medium sized business enterprises. We have implemented cost reductions and expect to keep our operating costs to a minimum until cash is available through financing or operating activities. Based on current projections, we anticipate revenues from telecommunications providers in 2009 generated through the replacement of legacy voicemail systems or new deployments by such providers.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual consolidated financial statements for the year ended December 31, 2008, our independent registered public accounting firm included an explanatory paragraph regarding concerns about our ability to continue as a going concern in their audit report.



There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to obtain further funds required for our continued operations. We are pursuing various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be forced to scale down or perhaps even cease the operation of our business.

Off-Balance Sheet Arrangements

As of December 31, 2008, we did not have any off-balance sheet arrangements, including any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. Our Company does not engage in trading activities involving non-exchange traded contracts.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with United States generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our operating results and financial position.

Revenue Recognition

Revenues are derived from sales of software licenses, hardware and maintenance and training services. We sell software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. We generally license our software to customers for an indefinite period of time.

We recognize revenue in accordance with Statement of Position SOP 97-2 "Software Revenue Recognition" and Staff Accounting Bulletin 104 "Revenue Recognition ".

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software



including installation and training are delivered in accordance with the terms and conditions of the customer contracts, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which we have a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, we allocate revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. If vendor specific objective evidence does not exist, the revenue is recognized upon delivery of all elements. Our product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under Staff Accounting Bulletin 104. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, we defer revenue recognition until such time as the contingencies are resolved.

Revenues from consulting and maintenance are recognized rateably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

From time to time we enter into multiple contracts with a single customer or group of related parties. We reference AICPA Technical Practice Aid 5100.39, Software Revenue Recognition for Multiple-Element Arrangements when making our assessment if multiple agreements or contracts with a customer should be considered separate arrangements or one multiple-element arrangement.

Software Development Costs

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs will be capitalized and amortized on a product-by-product basis, pursuant to SFAS No. 86, computer software to be sold, leased or otherwise marketed.

Stock-Based Compensation

On January 1, 2006, we began accounting for stock options under the provisions of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"), which requires the recognition of the fair value of stock-based compensation. Under the fair value recognition provisions for FAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. We have used the Black-Scholes valuation model to estimate fair value of our stock-based awards which requires various judgmental assumptions including estimating stock price volatility and expected life.



Our computation of expected volatility is based on a combination of historical and market-based implied volatility. In addition, we consider many factors when estimating expected life, including types of awards and historical experience. If any of the assumptions used in the Black-Scholes valuation model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Income Tax

In accordance with SFAS No. 109, Accounting for Income Taxes, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be settled. We record a valuation allowance to reduce deferred tax assets to the amount believed more likely than not to be realized.

On January 1, 2007, we began accounting for income tax under the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Financial Accounting Standards Board Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We and our subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions. Based on our evaluation, we have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements. Our evaluation was performed for the tax years ended December 31, 2000, 2001, 2002, 2003, 2004, 2005, 2006, 2007 and 2008, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2008. We may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. In the event we receive an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expense.

Fair Value Measurements

During the first quarter of 2008, we adopted Statement of Financial Accounting Standard 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the Financial Accounting Standards Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this SFAS 157 does not require any new fair value measurements. In February 2008, the Financial Accounting Standards Board delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The adoption of this standard does not have a material impact on our consolidated results of operations, cash flows or financial position.


Voice
Mobility

During the first quarter of 2008, we adopted Statement of Financial Accounting Standard No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value. The adoption of this standard does not have a material impact on our consolidated results of operations, cash flows or financial position.

RECENT ACCOUNTING PRONOUNCEMENTS

In May, 2008, the FASB issued FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. Our company does not expect that this Statement will result in a change in current practice.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities , an amendment of FAS No. 133. FAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under FAS No. 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, which, for our company, would be the fiscal year beginning January 1, 2009. Our company is currently assessing the impact of FAS No. 161 on its financial position and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, which for our company, would be the fiscal year beginning January 1, 2009. Our company is currently assessing the impact of FSP FAS 142-3 on its financial position and results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations ("141R"). FAS No. 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under FAS No. 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. This standard will change accounting treatment for business combinations on a prospective


Voice
Mobility

basis. FAS No. 141R is effective for fiscal years beginning after December 15, 2008, which, for our company, would be the fiscal year beginning January 1, 2009. Our company is currently assessing the impact of FAS No. 141R on its financial position and results of operations.

On January 1, 2008, our company began accounting for noncontrolling interests in consolidated financial statements under the provisions of Financial Accounting Standard No. 160, "Noncontrolling Interests in Consolidated Financial Statement – an amendment of ARB No. 51" ("SFAS160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 requires consolidated net income to be reported at the amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement also establishes a method of accounting for changes in a parent's ownership interest in a subsidiary that does result in deconsolidation. SFAS 160 is effective for fiscal years, and interim periods within 2008 and 2007, presentation and disclosure of SFAS 160 shall be applied retrospectively for all periods presented. The adoption of this standard does not have a material impact on our consolidated results of operations, cashflows or financial position until adoption.



Consolidated Financial Statements

Financial Statements

Our financial statements are stated in United States dollars (US$) and are prepared in accordance with United States generally accepted accounting principles.

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets at December 31, 2008 and 2007.

Consolidated Statements of Operations for the years ended December 31, 2008 and 2007.

Consolidated Statements of Stockholders' Deficiency for the years ended December 31, 2008 and 2007.

Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2007.

Notes to the Consolidated Financial Statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Voice Mobility International, Inc.

We have audited the accompanying consolidated balance sheets of **Voice Mobility International, Inc.** as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and stockholders' deficiency of Voice Mobility International, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company's recurring net losses and stockholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada,
March 20, 2009

Ernst & Young LLP

Chartered Accountants

Voice Mobility International, Inc.

CONSOLIDATED BALANCE SHEETS

[See Note 1 - Basis of Presentation]

As at December 31 (expressed in U.S. dollars)

	2008 $	2007 $
ASSETS [note 7]		
Current		
Cash and cash equivalents	**74,779**	1,606,448
Accounts receivable [net of allowance for doubtful debts: 2008 – $33,700; 2007 – nil] [note 3]	**215,480**	100,702
Other receivables	**14,019**	14,318
Prepaid expenses	**26,113**	65,451
Inventory	**64,780**	1,828
Total current assets	**395,171**	1,788,747
Deferred contract costs [note 8]	**-**	81,631
Deferred finance costs [note 7]	**174,216**	428,117
Property and equipment, net [note 5]	**14,462**	34,391
Total assets	**583,849**	2,332,886
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current		
Accounts payable [note 8]	**214,777**	203,134
Accrued liabilities [note 8]	**67,345**	161,150
Employee related payables	**51,452**	72,971
Demand promissory notes [note 6]	**724,152**	-
Notes payable [note 7]	**7,631,492**	
Current portion of promissory note payable [note 8]	**-**	464,694
Total current liabilities	**8,689,218**	901,949
Deferred revenue [note 8]	**-**	391,565
Notes payable [note 7]	**-**	8,818,749
Promissory note payable [note 8]	**-**	2,851,252
Total liabilities	**8,689,218**	12,963,515
Commitments and contingencies [note 12]		
Stockholders' deficiency [note 10]		
Common stock, $0.001 par value, authorized 100,000,000 56,842,571 outstanding [2007 – 56,842,571]	**56,843**	56,843
Preferred stock, $0.001 par value, authorized 1,000,000 Series A Preferred stock, 1 outstanding	**1**	1
Additional paid-in capital	**42,505,826**	42,151,402
Accumulated deficit	**(50,168,649)**	(49,939,895)
Other accumulated comprehensive loss	**(499,390)**	(2,898,980)
Total stockholders' deficiency	**(8,105,369)**	(10,630,629)
Total liabilities and stockholders' deficiency	**583,849**	2,332,886

See accompanying notes


Voice
Mobility

Voice Mobility International, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31 (expressed in U.S. dollars)

	2008	2007
	$	$
Sales [note 4]	**469,793**	245,206
Cost of sales	**232,188**	24,807
Gross profit	**237,605**	220,399
Operating expenses [note 10[c]]		
Sales and marketing	**1,216,691**	715,564
Research and development	**632,043**	898,721
General and administrative	**948,549**	1,170,810
	2,797,283	2,785,095
Loss from operations	**2,559,678**	2,564,696
Interest income	**(15,390)**	(84,802)
Interest expense	**880,302**	877,703
Loss before unusual items	**3,424,590**	3,357,597
Gain on settlement agreement [note 8]	**(3,195,836)**	-
Net loss for the year	**228,754**	3,357,597
Basic and diluted loss per share [note 9]	**(0.00)**	(0.06)

See accompanying notes

Voice Mobility International, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

Year ended December 31

(expressed in U.S. dollars)

	Common Stock		Series A Preferred Stock		Additional		Other Accumulated	
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Total
	#	$	#	$	$	$	$	$
Balance, December 31, 2005	48,368,134	48,368	1	1	38,012,541	(43,278,023)	(1,572,637)	(6,789,750)
Common stock issued pursuant to private placement, net of share issue costs of $124,530	6,931,000	6,931	-	-	2,832,287	-	-	2,839,218
Common stock issued pursuant to exercise of stock options	40,000	40	-	-	9,867	-	-	9,907
Common stock issued on exchange of exchangeable shares	400,000	400	-	-	(400)	-	-	-
Stock based compensation	-	-	-	-	648,350	-	-	648,350
Components of comprehensive loss:								
Net loss	-	-	-	-	-	(3,304,275)	-	(3,304,275)
Foreign currency translation loss	-	-	-	-	-	-	68,565	68,565
Total comprehensive loss								(3,235,710)
Balance, December 31, 2006	55,739,134	55,739	1	1	41,502,645	(46,582,298)	(1,504,072)	(6,527,985)
Common stock issued on exchange of exchangeable shares	512,500	513	-	-	(513)	-	-	-
Common stock issued pursuant to exercise of stock options	590,937	591	-	-	103,916	-	-	104,507
Stock based compensation	-	-	-	-	545,354	-	-	545,354
Components of comprehensive loss:								
Net loss	-	-	-	-	-	(3,357,597)	-	(3,357,597)
Foreign currency translation loss	-	-	-	-	-	-	(1,394,908)	(1,394,908)
Total comprehensive loss								(4,752,505)
Balance, December 31, 2007	56,842,571	56,843	1	1	42,151,402	(49,939,895)	(2,898,980)	(10,630,629)
Stock based compensation	-	-	-	-	354,424	-	-	354,424
Components of comprehensive income / (loss):								
Net loss	-	-	-	-	-	(228,754)	-	(228,754)
Foreign currency translation gain	-	-	-	-	-	-	2,399,590	2,399,590
Total comprehensive income / (loss)								2,170,836
Balance, December 31, 2008	56,842,571	56,843	1	1	42,505,826	(50,168,649)	(499,390)	(8,105,369)

See accompanying notes


Voice
Mobility

Voice Mobility International, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (expressed in U.S. dollars)

	2008 $	2007 $
OPERATING ACTIVITIES		
Net loss for the year	**(228,754)**	(3,357,597)
Non-cash items included in net loss		
Amortization of property and equipment	**21,049**	20,088
Amortization of deferred finance costs	**200,033**	198,402
Non-cash interest expense	**11,935**	11,823
Stock based compensation	**354,424**	545,354
Gain on disposal of property and equipment	**(8,400)**	(66,404)
Gain on settlement agreement [note 8]	**(3,195,836)**	-
Net change in operating assets and liabilities [note 13]	**592,792**	582,958
Cash used in operating activities	**(2,252,757)**	(2,065,376)
INVESTING ACTIVITIES		
Purchase of property and equipment	**(5,133)**	(22,526)
Proceeds on sale of property and equipment	**8,400**	21,000
Cash provided by (used in) investing activities	**3,267**	(1,526)
FINANCING ACTIVITIES		
Proceeds on demand promissory notes payable	**966,551**	-
Repayment of demand promissory notes payable	**(217,035)**	-
Cash paid on settlement agreement [note 8]	**(9,880)**	-
Proceeds on exercise of stock options	**-**	104,507
Cash provided by financing activities	**739,636**	104,507
Effect of change in foreign exchange rate on cash and cash equivalents	**(21,815)**	408,367
Decrease in cash and cash equivalents	**(1,531,669)**	(1,554,028)
Cash and cash equivalents, beginning of year	**1,606,448**	3,160,476
Cash and cash equivalents, end of year	**74,779**	1,606,448

Supplemental Cash Flow Information:		
Interest paid in the year	**6,943**	-

See accompanying notes

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

Voice Mobility International, Inc., (the "Company") is a Nevada corporation engaged in the development and sales and marketing of enhanced messaging software systems through its wholly owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. The Company's enhanced messaging software suite will allow for legacy voice-mail replacement and incremental offerings such as real time call connect, voice-mail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium. The Company's principal geographic market is North America.

Basis of presentation

The financial statements have been prepared by management in accordance with United States generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $228,754 for the year ended December 31, 2008 [2007 - $3,357,597] and has a total shareholders' deficiency of $8,105,369 [2007 - $10,630,629] and working capital deficiency of $8,294,047 that raises substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity and debt financings. In fiscal 2008, the Company received gross proceeds of $966,551 (Cdn$1,102,000) in connection with the issuance of debt financing. In fiscal 2007, the Company received gross proceeds of $104,507 in connection with the exercise of outstanding options. Management plans to continue to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management believes it has implemented significant cost reductions and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals.


Voice
Mobility

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (cont'd.)

In view of these conditions, the ability of the Company to continue as a going concern is in substantial doubt and dependent upon achieving a profitable level of operations and on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current plans enable it to continue as a going concern. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Voice Mobility Inc., Voice Mobility (US), Inc., Voice Mobility Canada Limited, an inactive company and VM Sub Limited, also an inactive company. All intercompany balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition

Revenues are derived from sales of software licenses, hardware, maintenance, training services and language localization services. The Company has sold software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. The Company generally licenses software to customers for an indefinite period of time.



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

The Company recognizes revenue in accordance with Statement of Position SOP 97-2, "Software Revenue Recognition" ("SOP 97-2") and Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104").

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contract, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which the Company has a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, the Company allocates revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. If vendor specific objective evidence does not exist, the revenue is recognized upon delivery of all elements. The Company's product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under SAB 104. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, the Company defers revenue recognition until such time as the contingencies are resolved.

Revenues from consulting and maintenance are recognized ratably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

From time to time the Company enters into multiple contracts with a single customer or group of customers. The Company references AICPA Technical Practice Aid 5100.39, Software Revenue Recognition for Multiple-Element Arrangements when making their assessment if multiple agreements or contracts with a customer should be considered separate arrangements or one multiple-element arrangement.

Foreign currency

These consolidated financial statements have been presented in United States dollars. The functional currency of the Company is the Canadian dollar. The functional currency of the Company's Canadian subsidiary is the Canadian dollar. Accordingly, all assets and liabilities of the Canadian subsidiary which are denominated in Canadian dollars are translated at the year-end exchange rate and revenues and expenses are translated using a weighted average exchange rate for the applicable period. Any resulting exchange gains and losses are presented as cumulative foreign currency translation gains (losses) within other accumulated comprehensive loss.



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Transactions denominated in foreign currencies are translated at the exchange rate in effect on the respective transaction dates and gains and losses are reflected in the consolidated statements of operations.

Financial instruments

The Company's financial instruments consists of cash and cash equivalents, accounts receivable, other receivables, accounts payable, employee related payables, notes payable, and promissory notes payable. Unless otherwise stated the fair value of the financial instruments approximates their carrying value. The Company has not entered into any derivative contracts.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short term deposits with original maturities of ninety days or less and are recorded at amortized cost.

Inventory

Inventory is valued at the lower of cost, determined on a first in first out basis, and net realizable value. Inventory consists of computer hardware and software acquired from suppliers to be resold to the Company's customers.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using the straight-line method over the assets estimated useful lives as follows:

Computer equipment	3 years
Computer software	2 years
Office equipment and furniture	5 years
Leasehold improvements	Term of the lease

Software development costs

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs are capitalized and amortized on a product-by-product basis, pursuant to SFAS No. 86, computer software to be sold, leased or otherwise marketed.


Voice
Mobility

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Stock-based compensation

On January 1, 2006, the Company began accounting for stock options under the provisions of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)"), which requires the recognition of the fair value of stock-based compensation. Under the fair value recognition provisions for FAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and is recognized as expense ratably over the requisite service period of the award. The Company has used the Black-Scholes valuation model to estimate the fair value of its stock-based awards which requires various judgmental assumptions including estimating stock price volatility, expected life and forfeiture rates. The Company's computation of expected volatility is based on a combination of historical and market-based implied volatility. In addition, the Company considers many factors when estimating expected life, including types of awards and historical experience. If any of the assumptions used in the Black-Scholes valuation model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

Income taxes

In accordance with SFAS No. 109, Accounting for Income Taxes, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be settled. The Company records a valuation allowance to reduce deferred tax assets to the amount believed more likely than not to be realized.

On January 1, 2007, the Company began accounting for income taxes under the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions in the U.S.A. Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company's evaluation was performed for the tax years ended December 31, 2000, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2008. The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results. In the event the Company has received an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expense.


Voice
Mobility

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Fair Value Measurements

During the first quarter of 2008, the Company adopted Statement of Financial Accounting Standard 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the Financial Accounting Standards Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this SFAS 157 does not require any new fair value measurements. In February 2008, the Financial Accounting Standards Board delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The adoption of this standard does not have a material impact on the Company's consolidated results of operations, cash flows or financial position.

During the first quarter of 2008, the Company adopted Statement of Financial Accounting Standard No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115" ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value. The adoption of this standard does not have a material impact on the Company's consolidated results of operations, cash flows or financial position.

Loss per share

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common stock and exchangeable shares outstanding for the period. Diluted loss per share reflects the dilutive potential of outstanding securities using the treasury stock method.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders' deficit but are excluded from net loss. The Company's other comprehensive loss consists of foreign currency translation adjustments.

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Recent Accounting Pronouncements

In May, 2008, the FASB issued FAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not expect that this Statement will result in a change in current practice.

In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities , an amendment of FAS No. 133. FAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. Entities are required to provide enhanced disclosures about: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under FAS No. 133 and its related interpretations; and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, which, for the Company, would be the fiscal year beginning January 1, 2009. The Company is currently assessing the impact of FAS No. 161 on its financial position and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, which for the Company, would be the fiscal year beginning January 1, 2009. The Company is currently assessing the impact of FSP FAS 142-3 on its financial position and results of operations.

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations ("141R"). FAS No. 141R significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, preacquisition contingencies, transaction costs, in-process research and development and restructuring costs. In addition, under FAS No. 141R, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. This standard will change accounting treatment for business combinations on a prospective basis. FAS No. 141R is effective for fiscal years beginning after December 15, 2008, which, for the Company, would be the fiscal year beginning January 1, 2009. The Company is currently assessing the impact of FAS No. 141R on its financial position and results of operations.


Voice
Mobility

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

On January 1, 2008, the Company began accounting for noncontrolling interests in consolidated financial statements under the provisions of Financial Accounting Standard No. 160, "Noncontrolling Interests in Consolidated Financial Statement – an amendment of ARB No. 51" ("SFAS160"). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 requires consolidated net income to be reported at the amounts that include the amounts attributable to both the parent and the noncontrolling interest. This statement also establishes a method of accounting for changes in a parent's ownership interest in a subsidiary that does result in deconsolidation. SFAS 160 is effective for fiscal years, and interim periods within 2008 and 2007, presentation and disclosure of SFAS 160 shall be applied retrospectively for all periods presented. The adoption of this standard does not have a material impact on its consolidated results of operations, cashflows or financial position until adoption.

3. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable and the other receivables. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. At December 31, 2008 an allowance for doubtful accounts totalled $33,700 (2007 – nil).

Amounts owing from three customers comprised 92% of the gross accounts receivable balance at December 31, 2008. Amounts owing from four customers comprised 100% of the gross accounts receivable balance at December 31, 2007.


Voice
Mobility

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

4. SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one major line of business, the development, sales and marketing of enhanced messaging software systems.

Revenue from external customers, by location of customer, is as follows:

	Canada	US	Total
2008	**35,400**	**434,393**	**469,793**
2007	-	245,206	245,206

Sales from technical training and support services to one customer comprised 15% of revenue and revenue from four other customers comprise 65% of revenue in 2008. Sales from technical training and support services to one customer comprised 88% of revenue and revenue from three other customers comprise 12% of revenue in 2007.

The Company has substantially all its assets in Canada and its current and planned future operations are, and will be, located in Canada.

5. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
	$	$	$
2008			
Computer equipment	**1,907,660**	**1,896,680**	**10,980**
Computer software	**551,773**	**550,814**	**959**
Office equipment and furniture	**123,391**	**120,868**	**2,523**
Leasehold improvements	**30,279**	**30,279**	**-**
	2,613,103	**2,598,641**	**14,462**
2007			
Computer equipment	2,393,244	2,376,930	16,314
Computer software	677,114	670,330	6,784
Office equipment and furniture	151,609	146,277	5,332
Leasehold improvements	37,204	31,243	5,961
	3,259,171	3,224,780	34,391



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

6. DEMAND PROMISSORY NOTES

	2008		2007	
	US$	Cdn$	US$	Cdn$
Principal	**720,033**	**877,000**	-	-
Accrued interest	**4,119**	**5,017**	-	-
	724,152	**882,017**	-	-

Between the months of August to November 2008, the Company issued a series of demand promissory notes to shareholders with a maximum aggregate principal amount of $1,087,800 (Cdn$1,225,000). The demand promissory notes bear interest at prime plus 4% per annum (prime rate at December 31, 2008 was 3.5%) and are repayable on demand. On September 24, 2008, the Company repaid $217,035 (Cdn$225,000) of the demand promissory notes and paid the accrued interest of $1,260 (Cdn$1,313). As at December 31, 2008, the net principal amount outstanding was $720,033 (Cdn$877,000) and the Company had the capacity to draw an additional $100,985 (Cdn$123,000).

7. NOTES PAYABLE

	2008		2007	
	US$	Cdn$	US$	Cdn$
Series C notes payable	**5,176,846**	**6,305,399**	5,975,756	5,923,767
Series D notes payable	**617,605**	**752,242**	715,323	709,100
Series E notes payable	**744,114**	**906,330**	865,730	858,198
Series F convertible note payable	**167,639**	**204,184**	193,832	192,145
Series G notes payable	**446,814**	**544,220**	516,627	512,132
Series H notes payable	**478,474**	**582,782**	551,481	546,683
	7,631,492	**9,295,157**	8,818,749	8,742,025

The outstanding Series C, D, E, F, G and H notes payable bear interest at 8% per annum and are due on December 31, 2009. All scheduled principal repayments and interest payments are based upon tiered percentages of the Company's earnings before interest, tax, depreciation and amortization, calculated and repayable quarterly. The immediate repayment of all amounts due is required upon the occurrence of a qualified triggering event such as a change of control, merger, amalgamation, acquisition or liquidation.

The Series F note is convertible at the option of the holder at any time before December 31, 2009 into units at a price of $0.94 (Cdn$1.15) per unit. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder, upon giving 61 days notice to the Company, to purchase one common share of the Company at a price of $0.94 (Cdn$1.15) per share at any time before December 31, 2009.


Voice
Mobility

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

7. NOTES PAYABLE (cont'd)

All of the outstanding notes payable are denominated in Canadian dollars and include accrued and unpaid interest. Repayment of all series of notes payable have been guaranteed by the Company and are collateralized by the assets of the Company's subsidiary, Voice Mobility Inc.

SERIES C NOTES PAYABLE

	2008		2007	
	US$	Cdn$	US$	Cdn$
Principal	**3,807,493**	**4,637,526**	4,678,227	4,637,526
Unamortized debt discount	**(7,893)**	**(9,613)**	(19,395)	(19,226)
	3,799,600	**4,627,913**	4,658,832	4,618,300
Accrued interest	**1,377,246**	**1,677,486**	1,316,924	1,305,467
	5,176,846	**6,305,399**	5,975,756	5,923,767

On September 9, 2003, the Company completed a restructuring arrangement whereby certain existing debt and convertible preferred stock were settled in full in exchange for the issuance of Series C notes, common stock and Class T share purchase warrants. The gross proceeds have been allocated to the notes and the warrants based on the relative fair value of each security at the time of issuance. Accordingly, $3,300,127 (Cdn$4,454,841) was allocated to the notes and $272,379 (Cdn$367,685) was allocated to the warrants. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The discount on the notes as a result of the warrants was subject to accretion over the 27-month term to maturity of the notes and is being recorded as interest expense.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 980,137 Class Z share purchase warrants. The relative fair value of warrants of $502,894 (Cdn$588,082) was estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and is being recorded as interest expense. The remaining balance of the discount on the notes is subject to accretion over the 51-month term to the amended date of maturity of December 31, 2009.

The Series C notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 68% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

7. NOTES PAYABLE (cont'd.)

SERIES D NOTES PAYABLE

	2008		2007	
	US$	Cdn$	US$	Cdn$
Principal	**410,509**	**500,000**	504,388	500,000
Repayment premium	**61,576**	**75,000**	75,658	75,000
Unamortized debt discount	**(2,490)**	**(3,033)**	(6,119)	(6,065)
	469,595	**571,967**	573,927	568,935
Accrued interest	**148,010**	**180,275**	141,396	140,165
	617,605	**752,242**	715,323	709,100

On September 9, 2003, the Company issued an aggregate of $366,838 (Cdn$500,000) Series D notes and 574,999 Class R share purchase warrants to four stockholders, one of whom was a director of the Company.

The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $61,576 (Cdn$75,000) was recorded as an increase to the notes balance and as a deferred financing cost. The deferred financing cost was being amortized to interest expense over the 27-month term to maturity. The gross proceeds have been allocated to the notes and the warrants based on the relative fair value of each security at the time of issuance. Accordingly, $284,466 (Cdn$384,000) was allocated to the notes and $85,932 (Cdn$116,000) was allocated to the warrants. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The discount on the notes as a result of the warrants was subject to accretion over the 27-month term to maturity of the notes and is being recorded as interest expense.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 120,221 Class Z share purchase warrants. The relative fair value of warrants of $61,683 (Cdn$72,133) was estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense. The remaining balance of the deferred financing cost and discount on the notes is subject to accretion over the 51-month term to the amended date of maturity of December 31, 2009.

The Series D notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 8% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

7. NOTES PAYABLE (cont'd.)

SERIES E NOTES PAYABLE

	2008		2007	
	US$	Cdn$	US$	Cdn$
Principal	**492,611**	**600,000**	605,266	600,000
Repayment premium	**73,892**	**90,000**	90,790	90,000
	566,503	**690,000**	696,056	690,000
Accrued interest	**177,611**	**216,330**	169,674	168,198
	744,114	**906,330**	865,730	858,198

During the months of November and December 2003, the Company issued an aggregate of $457,754 (Cdn$600,000) Series E notes to two stockholders. The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $69,418 (Cdn$90,000) was recorded as an increase to the notes payable balance and expensed immediately as interest since the notes were due on demand.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 144,266 Class Z share purchase warrants. The relative fair value of warrants of $74,021 (Cdn$86,560) was estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The Series E notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 10% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

(expressed in U.S. dollars)

7. NOTES PAYABLE (cont'd.)

SERIES F CONVERTIBLE NOTE PAYABLE

	2008		2007	
	US$	Cdn$	US$	Cdn$
Principal	**123,214**	**150,075**	151,392	150,075
Accrued interest	**44,425**	**54,109**	42,440	42,070
	167,639	**204,184**	193,832	192,145

On June 17, 2004, the Company issued a $112,517 (Cdn$150,075) Series F convertible note to one shareholder. The convertible note contains an embedded beneficial conversion feature amounting to $32,000 that was calculated as the difference between the conversion price and the fair value of the units into which the note is convertible multiplied by the number of units. The $32,000 was expensed immediately as interest since the note was due on demand.

On September 19, 2005, the Company amended the maturity date, conversion date and repayment provision in exchange for the issuance of 31,684 Class Z share purchase warrants. The relative fair value of warrants of $16,256 (Cdn$19,010) and extension of the conversion feature from June 17, 2006 to December 31, 2009 of $20,096 (Cdn$23,500) were estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The note is convertible at the option of the holder at any time before December 31, 2009 into units at a price of $0.94 (Cdn$1.15) per unit. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder, upon giving 61 days notice to the Company, to purchase one common share of the Company at a price of $0.94 (Cdn$1.15) per share at any time before December 31, 2009.
The Series F convertible note bears interest at 8% per annum and is payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 2% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

7. NOTES PAYABLE (cont'd.)

SERIES G NOTES PAYABLE

	2008		2007	
	US$	Cdn$	US$	Cdn$
Principal	**328,407**	**400,000**	403,511	400,000
Accrued interest	**118,407**	**144,220**	113,116	112,132
	446,814	**544,220**	516,627	512,132

On July 1, 2004, the Company issued an aggregate of $303,882 (Cdn$400,000) Series G notes to two shareholders.

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 84,448 Class Z share purchase warrants. The relative fair value of warrants of $43,329 (Cdn$50,669) was estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The Series G notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 6% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

SERIES H NOTES PAYABLE

	2008		2007	
	US$	Cdn$	US$	Cdn$
Principal	**369,458**	**450,000**	453,949	450,000
Accrued interest	**109,016**	**132,782**	97,532	96,683
	478,474	**582,782**	551,481	546,683

During the months of March and May 2005, the Company issued an aggregate of $367,227 (Cdn$450,000) Series H notes to three stockholders.


Voice
Mobility

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

7. NOTES PAYABLE (cont'd.)

On September 19, 2005, the Company amended the maturity date and repayment provision in exchange for the issuance of 89,244 Class Z share purchase warrants. The relative fair value of warrants of $45,789 (Cdn$53,546) was estimated using the Black-Scholes option pricing model and was recorded as a deferred finance charge and is subject to amortization over the 51-month term to maturity of the notes and recorded as interest expense.

The Series H notes bear interest at 8% per annum and are payable based upon a tiered percentage of the Company's earnings before interest, tax, depreciation and amortization. 6% of the aggregate amount payable to service the notes are payable quarterly and mature on December 31, 2009.

8. PROMISSORY NOTE PAYABLE

Effective December 31, 2008, the Company entered into a settlement agreement with Aliant Telecom Inc. / Telecommunications Aliant Inc. whereby the Company paid $9,880 (Cdn$12,000) in cash to release any and all obligations related to a promissory note dated December 28, 2001 to Innovatia in the principal amount of Cdn$2,720,142; the LivingLab Agreement dated February 27, 2001 and March 4, 2002 and Software License Agreements dated May 23, 2000, March 1, 2001 and June 14, 2002, including any amendment and addenda.

As a result of the settlement agreement the Company recorded an unusual gain of $3,195,836. In addition to eliminating the promissory note payable, certain assets and liabilities related to the promissory note payable were also eliminated by the settlement agreement including deferred contract costs of $81,631, accrued liabilities of $57,223, accounts payable of $83,730 and deferred revenue of $318,685.



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

(expressed in U.S. dollars)

9. LOSS PER SHARE

The following table sets forth the computation of loss per share:

	2008 $	2007 $
Numerator:		
Net loss for the year	**(228,754)**	(3,357,597)
Denominator:		
Weighted average number of common stock outstanding	**56,842,571**	56,501,964
Weighted average number of common stock issuable on exercise of Exchangeable Shares	-	9,829
Weighted average number of common stock equivalents outstanding	**56,842,571**	56,511,793
Basic and diluted loss per share	**(0.00)**	(0.06)

In connection with the 1999 recapitalization of the Company, Voice Mobility Canada Limited (VM Canada), a wholly-owned subsidiary, issued 6,600,000 VM Canada Exchangeable Shares. Each VM Canada Exchangeable Share is exchangeable for one common share of the Company at any time at the option of the stockholder, and will be exchanged no later than July 1, 2009, and has essentially the same voting, dividend and other rights as one common share. A share of Series A preferred voting stock, which was issued to a trustee in trust for the holders of the VM Canada Exchangeable Shares, provides the mechanism for holders of the VM Canada Exchangeable Shares to have voting rights in the Company. The Company considers each Exchangeable Share as equivalent to one share of its common stock and therefore the Exchangeable Shares are included in the computation of basic loss per share. During 2007, holders of the Exchangeable Shares exchanged 512,500 Exchangeable Shares into 512,500 common shares of the Company for no additional consideration. No Exchangeable Shares are outstanding.

For the years ending December 31, 2008 and 2007, the Company's common shares issuable upon the exercise of stock options, warrants and other convertible securities were excluded from the determination of diluted loss per share as their effect would be anti-dilutive.


Voice
Mobility

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

10. SHARE CAPITAL

[a] Authorized

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.001 per share and up to 1,000,000 shares of preferred stock, par value $0.001 per share.

[b] Common stock

2008

No common stock was issued during the year ended December 31, 2008.

2007

Exchangeable Shares

During 2007, a holder of the Exchangeable Shares exchanged 512,500 Exchangeable Shares into 512,500 common shares of the Company for no additional consideration.

Stock Options

On February 1, 2007, the Company issued 20,000 shares of common stock from the exercise of stock options for gross proceeds of $4,764 (Cdn$5,600).

On February 15, 2007, the Company issued 34,062 shares of common stock from the exercise of stock options for gross proceeds of $6,746 (Cdn$7,850).

On February 21, 2007, the Company issued 20,000 shares of common stock from the exercise of stock options for gross proceeds of $4,823 (Cdn$5,600).

On February 23, 2007, the Company issued 80,000 shares of common stock from the exercise of stock options for gross proceeds of $19,335 (Cdn$22,400).

On July 6, 2007, the Company issued 9,375 shares of common stock from the exercise of stock options for gross proceeds of $1,431 (Cdn$1,500).

On September 19, 2007, the Company issued 427,500 shares of common stock from the exercise of stock options for gross proceeds of $67,408 (Cdn$68,400).



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

10. SHARE CAPITAL (cont'd.)

[c] Stock options

Second Amended and Restated 1999 Stock Option Plan

On June 14, 2001, an amendment to the Amended and Restated 1999 Stock Option Plan was approved to meet the requirements for listing of the Company's securities on The Toronto Stock Exchange. The Second Amended and Restated 1999 Stock Option Plan ("Plan") authorizes an aggregate amount of 12,000,000 common shares to be issued pursuant to the exercise of stock options.

The Plan provides for the granting of options, which either qualify for treatment as incentive stock options or non-statutory stock options, and entitles directors, employees and consultants to purchase common shares of the Company. Options granted are subject to approval of the Board of Directors or the Compensation Committee.

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on 3 years of continuous service and have 5-year contractual terms. Any options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve.

Activity under the Plan is as follows:

		Options Outstanding		
	Shares Available for Grant	Number of Shares	Price per Share	Weighted Average Exercise Price
Balance, December 31, 2006	2,311,928	7,564,045	$0.14 – $1.70	$0.64
Options granted	(2,420,500)	2,420,500	$0.23 - $0.61	$0.37
Options expired	396,250	(396,250)	$0.16 – $0.28	0.19
Options forfeited	1,272,474	(1,272,474)	$0.23 – $1.11	$0.73
Options exercised	-	(590,937)	$0.16 – $0.28	$0.19
Balance, December 31, 2007	1,560,152	7,724,884	$0.23 – $1.31	$0.71
Options granted	(1,235,000)	1,235,000	$0.16 - $0.19	$0.17
Options expired	472,334	(472,334)	$0.27 – $0.37	$0.31
Options forfeited	753,965	(753,965)	$0.22 – $1.07	$0.54
Balance, December 31, 2008	1,551,451	7,733,585	$0.16 – $0.91	$0.53



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont'd.)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2008 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2008	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable at December 31, 2008	Weighted Average Exercise Price
$0.16 - $0.50	3,666,806	$0.27	3.75	2,068,395	$0.32
$0.51 - $0.91	4,066,779	$0.77	0.93	4,032,642	$0.77
	7,733,585	$0.53	2.27	6,101,037	$0.62

As at December 31, 2008, 7,733,585 [2007 - 7,724,884] options outstanding have an exercise price denominated in Canadian dollars with a weighted average exercise price of Cdn$0.65 [2007 – Cdn$0.70].


Voice
Mobility

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

10. SHARE CAPITAL (cont'd.)

Impact of Adoption of FAS 123(R)

Prior to December 31, 2005, the Company accounted for options issued under the plan per the recognition and measurement provisions of APB Opinion No.25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by FASB Statement No 123, Accounting for Stock-Based Compensation. Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, using the modified-prospective-transition method. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payment granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R).

As FAS123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation expense for the year ended December 31, 2008 has considerations for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behavior as well as trends of actual option forfeitures.

Total stock-based compensation for the year ended December 31, 2008 includes stock-based compensation expense related to employees of $354,424 [2007 - $545,354] reported in the statement of operations as follows:

	2008 $	2007 $
Stock-based compensation		
Sales and marketing	**79,842**	95,384
Research and development	**62,384**	119,535
General and administrative	**212,198**	330,435
Total stock-based compensation	**354,424**	545,354



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

(expressed in U.S. dollars)

10. SHARE CAPITAL (cont'd.)

Valuation Assumptions

The fair value of the Company's stock-based awards granted to employees for the year ended December 31, 2008 and 2007 was estimated using the Black-Scholes option pricing model.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the following table. Because the Black-Scholes option pricing model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of the Company's stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the expected life of the options is based on the Bank of Canada T-Bill rate in effect at the time of grant.

	2008	2007
Expected life of employee stock options (in years)	**3.0**	3.0
Weighted average volatility	**84%**	79%
Expected volatility	**82% - 85%**	78% - 80%
Risk-free interest rate	**3.07% - 3.37%**	4.03% - 4.66%
Dividend yields	**0%**	0%
Weighted average fair value of stock options under employee stock option plans granted during the period	**$0.09**	$0.16



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

10. SHARE CAPITAL (cont'd.)

Stock-based Payment Award Activity

A summary of option activity under the Plan as of December 31, 2008, and changes during the year ended is presented below:

Options	Shares	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value $
Outstanding at January 1, 2008	7,724,884	0.71		
Granted	1,235,000	0.17		
Expired	(472,334)	0.31		
Forfeited	(753,965)	0.54		
Outstanding at December 31, 2008	7,733,585	0.53	2.27	-
[Vested or expected to vest subsequent to December 31, 2008]	7,733,585	0.53	2.27	-
Exercisable at December 31, 2008	6,101,037	0.62	1.77	-

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the nil options that were in-the-money at December 31, 2008. The weighted-average grant date fair value of options granted during the year ended December 31, 2008 and 2007 was $0.09 and $0.15, respectively.

A summary of the status of the Company's nonvested shares as of December 31, 2008 and changes during the year ended December 31, 2008, is presented below:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value $
Nonvested at January 1, 2008	**2,213,154**	0.23
Granted	**1,063,472**	0.11
Vested	**(1,644,078)**	0.24
Nonvested at December 31, 2008	**1,632,548**	0.14



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

10. SHARE CAPITAL (cont'd.)

As of December 31, 2008, there was $228,557 of total unrecognized compensation cost related to nonvested share based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 4.12 years. The total fair value of shares vested during the year ended December 31, 2008 was $354,424.

[d] Warrants

The Company has the following common stock warrants outstanding:

	Outstanding at January 1 #	Issued #	Exercised #	Forfeited or Cancelled #	Outstanding at December 31 #	Exercise Price Cdn$	Expiry Date
2008							
Class R warrants	574,999	-	-	574,999	-	0.425	Sep. 8/08
Class S warrants	1,176,470	-	-	1,176,470	-	0.425	Sep. 8/08
Class T warrants	3,198,350	-	-	3,198,350	-	0.425	Sep. 8/08
Class X warrants	2,063,560			2,063,560	-	0.25	Jul. 18/08
Class Y warrants	70,000		-	70,000	-	1.10	Aug. 18/08
Class Z warrants	1,450,000		-	1,450,000	-	1.10	Sep. 18/08
Class A warrants	3,465,500	-	-	-	3,465,500	0.65	Dec 19/09
	11,998,879	-	-	8,533,379	3,465,500		
2007							
Class R warrants	574,999	-	-	-	574,999	0.425	Sep. 8/08
Class S warrants	1,176,470	-	-	-	1,176,470	0.425	Sep. 8/08
Class T warrants	3,198,350	-	-	-	3,198,350	0.425	Sep. 8/08
Class U warrants	466,875	-	-	466,875	-	1.36	Mar. 4/07
Class V warrants	4,000,000	-	-	4,000,000	-	1.14	May 31/07
Class W warrants	76,923	-	-	76,923	-	1.00	Aug. 26/07
Class W warrants	1,229,450	-	-	1,229,450	-	1.00	Sep. 21/07
Class X warrants	2,063,560		-	-	2,063,560	1.10	Jun. 26/08
Class Y warrants	70,000	-	-	-	70,000	1.10	Aug. 18/08
Class Z warrants	1,450,000	-	-	-	1,450,000	1.10	Sep. 18/08
Class A warrants	3,465,500	-	-	-	3,465,500	0.65	Dec 19/09
	17,772,127	-	-	5,773,248	11,998,879		



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

10. SHARE CAPITAL (cont'd.)

The share purchase warrants outstanding have exercise prices denominated in Canadian dollars.

3,465,500 Class A warrants have a call feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than Cdn$1.30 on the Toronto Stock Exchange for a period of 30 consecutive days and the average daily trading volume is greater than 100,000 shares for such 30 consecutive trading day period. If the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders.



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

11. INCOME TAXES

The Company adopted the provisions of FIN 48, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions. Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company's evaluation was performed for the tax years ended December 31, 2000, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, the tax years which remain subject to examination by major tax jurisdictions as of December 31, 2008. The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results. In the event the Company has received an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expense.

The Company is subject to United States federal and state income taxes at an approximate rate of 35%. The Company is also subject to Canadian federal and British Columbia provincial taxes in Canada. The reconciliation of the provision (recovery) for income taxes at the United States federal statutory rate compared to the Company's income tax expense is as follows:

	2008	2007
	$	$
Tax recovery at U.S. statutory rates	**(80,000)**	(1,182,000)
Higher effective income taxes of Canadian subsidiary	**(59,000)**	24,000
Change in valuation allowance	**(729,000)**	144,000
Change in tax rate applied in valuation allowance	**(7,000)**	246,000
Imputed interest	**222,000**	256,000
Non-deductible expenses	**653,000**	512,000
Income tax expense (recovery)	**-**	-

Deferred tax assets reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using enacted tax rates that apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company has recognized a valuation allowance for those deferred tax assets for which realization is not more likely than not to occur.



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

11. INCOME TAXES (cont'd.)

Significant components of the Company's deferred tax assets as of December 31 are as follows:

	2008	2007
	$	$
Net operating loss carry forwards	**4,900,000**	8,218,000
Property and equipment	**1,099,000**	1,399,000
Unrealized foreign exchange	**(465,000)**	(1,298,000)
Debt discount accretion	**94,000**	110,000
Deferred revenue	**-**	106,000
Other	**7,000**	6,000
Total deferred tax assets	**5,635,000**	8,541,000
Valuation allowance	**(5,635,000)**	(8,541,000)
Net deferred tax assets	**-**	-

Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

11. INCOME TAXES (cont'd.)

The non-capital and net operating loss carry forwards expire as follows:

	$
Canada	
2009	2,276,000
2010	1,853,000
2014	2,291,000
2015	1,541,000
2026	1,472,000
2027	1,554,000
Total Canada	10,987,000
U.S.	
2020	2,301,000
2021	2,339,000
2022	259,000
2023	-
2024	293,000
2025	-
2026	-
2027	-
2028	225,000
Total US	5,417,000
	16,404,000

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carry forwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carry forwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.



Voice Mobility International, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 (expressed in U.S. dollars)

12. COMMITMENTS AND CONTINGENCIES

The Company leases two premises under operating leases, one of which expires in 2012 and the other which is under a month to month lease. The minimum lease payments are as follows:

	$
2009	13,225
2010	14,427
2011	14,427
2012	1,202
	43,281

The rental expense charged to the consolidated statements of operations in 2008 amounted to $165,788 [2007 - $157,508].

Directors and Executive Officers

The following table sets forth the names, positions and ages of our executive officers and directors. All our directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. The board of directors elects officers and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors.

Name	Position Held with the Company	Age	Date First Elected or Appointed
Randy G. Buchamer	*Chief Executive Officer and Director*	*52*	*August 2001*
William H. Laird(1)(2)	*Director*	*61*	*June 2007*
William Krebs(1)(2)	*Director*	*62*	*Chairman of the Board of Directors - June 2008; 1995*
Tanner Philp(1)	*Secretary and Director*	*34*	*Secretary – June 2008* *Director – April 2009*

(1) Members of our Audit Committee

(2) Members of our Corporate Governance Committee

Randy G. Buchamer - Chief Executive Officer and Director

Mr. Buchamer has been our Chief Executive Officer and a director of our Company since August, 2001. Between August, 2001 and March, 1999, Mr. Buchamer provided management consulting services to various public companies for a consulting company called Rydan Management. From February, 1998 to March, 1999, Mr. Buchamer served as the Managing Director of Operations for the Jim Pattison Group and was responsible for supporting the $4.5 billion operations of 55 companies owned by the Jim Pattison Group. Some of the Jim Pattison Group businesses are involved in grocery stores, specialty packaging, advertising, magazine distribution, broadcasting, automotive retailing as well as other business. From 1996 to 1998, he served as Vice President and Chief Operating Officer of Mohawk Oil Retail Small Business Unit and from 1989 to 1996 as Vice President Corporate Services and Chief Information Officer for Mohawk Oil Company. Mohawk is a producer and seller of petroleum products. From 1987 to 1988, he was Retail Market Specialist for Digital Equipment of Canada Limited. Mr. Buchamer founded and served, from 1981 to 1988, as President of Vartech Systems Corporation and RB Computer Products, an IBM value added reseller and North American software publisher and distributor of retail, distribution and manufacturing software solutions. He received his Executive MBA from Simon Fraser University's Executive Management Development Program in 1994 and attended the Business Administration program at the University of Illinois. He also has completed courses at the IBM Canada Business Management School.

Mr. Buchamer is also a director of Bradner Ventures Ltd., a public company with a class of securities registered under the Securities Exchange Act of 1934.

William H. Laird - Director

Mr. Laird is a venture capitalist and served for the past fifteen years as director to several start-up companies. Mr. Laird is president of W.H. Laird Holdings Ltd., and director and secretary of Tech-Crete Processors Ltd., Piccadilly Place Mall Inc., and Exel Construction Ltd. These companies encompass manufacturing, construction, and property development and leasing.

William Krebs - Chairman of the Board of Directors and Director

Mr. Krebs previously served as a director from 1995 to June 2007. Mr. Krebs previously served as the chairman of our board of directors from 1995 to September 2000. From 1995 to September 2000, Mr. Krebs was our Treasurer and Secretary. From January 1995 to August 2000, Mr. Krebs has also served as a director of Acrex Ventures Ltd. He also has served as President and a director of Pacific Western Mortgage Corp. since 1987 and served as President and a Director of Tsalix Investments Inc. (formerly Pacific Western Mortgage Corp.) from 1994 to 1995. These companies provided consulting services and investment capital. From 1997 to 1999, he was a director and officer of WaveRider Communications, Inc., a company which dealt with wireless broadband technology. From 1990 to 1995, Mr. Krebs served as director and President of TelcoPlus Enterprises Ltd. and its wholly-owned subsidiary, Intertec Telecommunications Inc. Mr. Krebs served as a director and President of CT&T Telecommunications Inc. from 1990 to 1995. Mr. Krebs is a Chartered Accountant and practiced as such from 1973 to 1980. Mr. Krebs has been a member of the Canadian Institute of Chartered Accountants since 1973.

Tanner Philp – Secretary and Director

Mr. Philp is the Chief Financial Officer and Partner of Lions Capital Corp. (a venture capital fund management company) and Chief Financial Officer and Fund Manger for BC Advantage Funds (VCC) Ltd. (a venture capital company) from September 2004 to present; field manager with KPMG LLP (London, UK) (an accounting firm) from September 2001 to September 2002; accountant with KPMG LLP (Vancouver) (an accounting firm) from September 1999 to September 2001. Mr. Philp currently serves as a director of Vigil Health Solutions and Secretary of Urodynamix Technologies, TSX listed companies, Chairman of Conasys Consumer Assurance Systems, Secretary of RewardStream and an Observer at Zeugma Systems. Mr Philp's is a member of the Canadian Institute of Chartered Accountants and has a Bachelor of Business Administration concentrated in Finance from Simon Fraser University.

Market Price

Our common stock was listed and commenced trading on the OTC Bulletin Board on June 30, 1999 under the symbol "VMII" and on the Toronto Stock Exchange on July 16, 2001 under the symbol "VMY". Since June 30, 1999, trading in our common stock has been limited and sporadic. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on the OTC Bulletin Board and the Toronto Stock Exchange:

OTC Bulletin Board (1)			Toronto Stock Exchange (2)		
Quarter Ended	**High**	**Low**	**Quarter Ended**	**High (Cdn$)**	**Low (Cdn$)**
March 31, 2009	$0.12	$0.04	March 31, 2009	$0.15	$0.05
December 31, 2008	$0.18	$0.03	December 31, 2008	$0.21	$0.05
September 30, 2008	$0.25	$0.17	September 30, 2008	$0.25	$0.18
June 30, 2008	$0.36	$0.17	June 30, 2008	$0.33	$0.18
March 31, 2008	$0.42	$0.23	March 31, 2008	$0.41	$0.22
December 31, 2007	$0.45	$0.20	December 31, 2007	$0.43	$0.19
September 30, 2007	$0.29	$0.18	September 30, 2007	$0.30	$0.19
June 30, 2007	$0.39	$0.21	June 30, 2007	$0.44	$0.23
March 31, 2007	$0.41	$0.30	March 31, 2007	$0.49	$0.30

(1) These prices were taken from Bloomberg L.P. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark down or commission and may not necessarily represent actual transactions.

(2) These prices were taken from Bloomberg L.P.

Our common shares are issued in registered form. Computershare Trust Company of Canada, 401 - 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, (telephone: (604) 661-0271; facsimile (604) 685-3694) is the registrar and transfer agent for our common shares.

On March 1, 2009, the shareholders' list for our common stock showed 124 registered stockholders and 56,842,571 shares issued and outstanding. The closing sale price for our common stock on March 1, 2009, as reported on the OTC Bulletin Board, was $0.04.

Dividend Policy

During the years ended December 31, 2008 and 2007, we did not pay any cash dividends to any holders of our equity securities.

We have not paid any cash dividends on our common stock and have no present intention of paying any dividends on the shares of our common stock. Our current policy is to retain earnings, if any, for use in our operations and in the development of our business. Our future dividend policy will be determined from time to time by our board of directors.



Corporate Information

Head Office

Voice Mobility International, Inc.
Suite 100, 4190 Lougheed Hwy.
Burnaby, BC
V5C 6A8
www.voicemobility.com

Investor Relations

investorsline@voicemobility.com
Telephone/Fax: 1-888-370-8751

Stock Exchange

Toronto Stock Exchange
Trading Symbol: VMY

NASD OTC Bulletin Board

Trading Symbol: VMII

Frankfurt Stock Exchange

Trading Symbol: VMY

Common Shares Outstanding:

56,842,571

Auditors

Ernst & Young LLP
Telephone: 604-891-8200

Agent

(For change of address or registration)
Computershare Investor Services Inc.
Telephone:1-888-661-5566
www.computershare.com

Legal Counsel

United States & Canada
Clark Wilson LLP
Telephone: 604.687.5700
Fax: 604.687.6314

Annual General Meeting

The annual general meeting of shareholders and management for Voice Mobility International, Inc. will be held on: June 11, 2009 at 10:00 am, at Standard Life Xchange Conference Ctr. 2nd Fl., 888 Dunsmuir Street, Vancouver, BC V6C 2T6.